

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 7, 2020

<u>Via Email</u>

Paul D. Tutun, Esq.
Executive Vice President and General Counsel
Virtusa Corporation
132 Turnpike Road, Suite 300
Southborough, MA 01772

      Re: **Virtusa Corporation**
             Preliminary Proxy Statement filed on August 3, 2020
             File No. 001-33625

Dear Mr. Tutun:

We have reviewed the above-captioned filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement</u>

<u>General</u>

1. Please clarify, in the appropriate section of the proxy statement, that although there are three class I director seats eligible for election at the annual meeting, you are only nominating two individuals for election as class I directors.

2. See the preceding comment. Please disclose any intentions or plans you have with respect to any vacancy on the board of directors that may exist after the annual meeting. For example, please disclose whether the board of directors intends to fill any such vacancy or reduce the size of the board to eliminate such vacancy.

Background of the Solicitation, pages 6-11

3. According to the preliminary proxy statement filed by NMV on August 5, 2020, NMV "conducted a call with Mr. Pandit and Mr. Moriarty [on May 31, 2020] regarding the purpose of the [nine questions sent by the Board], whether the request represented constructive engagement by the Company that was likely to lead to increased stockholder representation on the Board, and whether other candidates considered for Board appointment are required to complete a similar questionnaire." Please revise your preliminary proxy statement to disclose this discussion, or advise.

4. We note the following statement on page 9: "Mr. Fauser stated that anything short of adding either himself or Mr. Chintamaneni to the Board was a 'non-starter' for NMV. Mr. Fauser then indicated that NMV would discuss internally and respond to the Board's proposal." We further note that according to the preliminary proxy statement filed by NMV on August 5, 2020, NMV "proposed to compromise by modifying [its] request such that if the Board appointed either of Mr. Fauser or Mr. Chintamaneni, and one director not affiliated with New Mountain Vantage but who was mutually acceptable to [it] and the Company, [NMV] would not submit a nomination notice (or would withdraw it, if submitted)." Please revise your disclosure to clarify that this proposal was made by NMV, or advise.

5. According to the preliminary proxy statement filed by NMV on August 5, 2020, NMV "delivered to the Company a demand letter for a copy of a list of the Company's stockholders pursuant to Section 220 of the Delaware General Corporation Law" and subsequently "entered into a confidentiality agreement with the Company relating to" such demand letter. Please revise your preliminary proxy statement to disclose this demand letter and subsequent confidentiality agreement, or advise.

6. We note the following statement: "William K. O'Brien, who is currently a Class I director, was not nominated for reelection to the Board because he is over the age of 72, and pursuant to our corporate governance guidelines, unless otherwise approved by the Board, no director who is 72 years of age or older will be nominated for re-election." Please clarify, in the appropriate section of the proxy statement, whether the Board approved an exception from such mandatory retirement provision for Mr. O'Brien during your 2017 annual meeting, at which time he was 72 years of age and nominated for re-election to the Board. If applicable, please disclose why the Board approved an exception at that annual meeting but determined not to approve such an exception at this annual meeting.

Security Ownership of Certain Beneficial Owners and Management, pages 82-86

7. We note that the table indicates that as of July 15, 2020, NMV beneficially owned 8.14% of Virtusa's outstanding shares of common stock. According to the Schedules 13D and 13D/A filed by NMV on July 6 and July 7, 2020, as well as the disclosure on

page 10 of the preliminary proxy statement, NMV beneficially owned 8.98% of Virtusa's outstanding shares of common stock at that time. Please revise the table accordingly, or advise.

8. We note that footnote (4) to the table indicates that Vikram S. Pandit shares voting and dispositive power with respect to the shares of common stock and Series A Preferred Stock that Orogen Viper LLC beneficially owns. Given such shared voting and dispositive power, please revise the table to reflect the fact that Mr. Pandit is the beneficial owner of the shares of common stock and Series A Preferred Stock that Orogen Viper LLC beneficially owns, in addition to the 8,650 shares of common stock that he beneficially owns that are currently reflected in the table. See Rule 13d-3(a).

Appendix B – pages 91-98

9. We note that in numerous instances throughout Appendix B, you state that certain persons "may be deemed" to be participants in your solicitation of proxies. In each instance, please remove the doubt expressed by your use of the phrase "may be deemed" from whether Virtusa, its directors, nominees and executive officers are participants in the solicitation. See Instruction 3 to Item 4 in Schedule 14A.

Form of Proxy

10. Please revise the disclosure regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so that it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised "on any other matters as may properly come before the annual meeting."

*   *   *

We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me, at (202) 551-8729, or to Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Joseph C. Theis, Esq.
        Goodwin Procter LLP